i2 Telecom International, Inc.

July 13, 2009
Mail Stop 3628

Perry J. Hindin
Special Counsel
Securities and Exchange Commission
One Station Place
100 F Street, NE
Washington, D. C.  20549-3628

RE:	i2 Telecom International, Inc.
Schedule TO-1 as amended
Filed July 1 and July 6, 2009
File No. 005-57499

Dear Mr. Hindin:

On behalf of i2 Telecom International, Inc., this letter responds to your comment letter dated July 9, 2009.  The Company’s answers are set forth below under your numbered comments.

Schedule TO-I Offer to Exchange Warrants

General

1.
Based on telephone conversations between you and the Staff, it appears that the Company is attempting to rely on the exemption from registration of the Company's issuance of shares of its common in this exchange offer provided by Section 3(a)(9) of the Act of 1933, as amended. Please provide a brief analysis in support of the Company's eligibility to rely on Section 3(a)(9).

Answer: The Company believes it is eligible to rely on the exemption provided by Section 3(a)(9) of the Securities Act of 1933, as amended, because:

(a) Same Issuer.  The Company is the issuer of both the securities being surrendered by stockholders (the warrants) and the securities being offered to stockholders (either repriced warrants or shares of the Company’s common stock);

Perry J. Hindin
July 13, 2009

(b) Existing Security Holders.  No part of the offer is being made to persons other than existing security holders, and no part is being made to existing security holders otherwise than by way of exchange;

(c) No Remuneration for Solicitations. The Company is not paying any commission or remuneration for the solicitation of the exchange; and

(d) No Additional Consideration.  The warrant holders are not required to contribute cash or any other property, other than the old warrants, in the exchange.

2.
We refer you to the second paragraph of page 2 regarding the exchange offer of the Company's outstanding non-convertible notes for shares of preferred stock of IP Holdings. Given the disclosure that in some instances noteholders will receive cash in such exchange, please advise us whether the issuance of preferred stock will be registered in accordance with the Securities Act of 1933, as amended, or alternatively, whether an exemption from such registration exists.

Answer: The Company is relying on Rule 506 under Regulation D as the exemption from registration.

Withdrawal Rights, page 11

3.
We note that the Company restricts warrant holders' means of withdrawal to the same method such holders used to tender. Tell us in your response letter whether the Company considered the possibility that eligible warrant holders who tendered via one method, e.g. e-mail and Adobe PDF format, may not have access to the same method for purposes of submitting their withdrawal. Please provide us with a legal analysis as to why you believe restricting the means of withdrawing in this manner is in compliance with the withdrawal rights incorporated in Rule 13e-4(f)(2).

Answer: The Company has amended the Schedule TO-I to remove this restriction.  Please see Items 1 and 2 of Amendment No. 3 to the Schedule TO-I.

Conditions of the Offer, page 13

4.
We note your disclosure in the second paragraph of this section where you state that you will not be required to accept for exchange any eligible warrants tendered if, subject to certain limitations and the Company's reasonable judgment, certain listed events have been determined by the Company to have occurred and such occurrence makes it inadvisable for the Company to proceed with the Offer or to accept eligible warrants tendered for exchange. As the bidder, you have the right to waive any listed Offer condition. However, if a condition is "triggered," you may not waive the condition by failing to assert it. Such inaction would be, in our view, tantamount to a waiver of the applicable condition. Please confirm your understanding in your response letter. Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and recirculate new disclosure to warrant holders. Please confirm your understanding in your response letter.

Perry J. Hindin
July 13, 2009

Answer: The Company understands that if a condition is triggered the Company’s inaction would be tantamount to a waiver of the applicable condition.  The Company understands that depending on the materiality of the waived condition and the number of days remaining in the offer, the Company may be required to extend the offer and recirculate new disclosure to warrant holders.

5.
We note the language in the last paragraph in this section, to the effect that "[o]ur failure at any time to exercise any of these rights will not be deemed a waiver of any such rights." If an event triggers a listed Offer condition, and you determine to proceed with the Offer anyway, you have waived the Offer condition. See our comment above with respect to the possible need to extend the Offer and disseminate additional Offer materials. When an Offer condition is triggered by events that occur during the offer period and before the expiration of the Offer, you should inform target warrant holders how you intend to proceed immediately, rather than waiting until the end of the Offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm your understanding in your response letter.

Answer:   The Company understands that if an Offer condition is triggered by events that occur during the offer period and before the expiration of the Offer, the Company will inform target warrant holders how the Company intends to proceed immediately rather than waiting until the end of the Offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration.

6.
We note the condition described in the fifth clause on page 15 relating to "any significant decrease or increase in the market price of the shares of our Common Stock" (emphasis added). We do not object to the imposition of conditions in a tender offer provided that they are not within the direct or indirect control of the bidder and are specific and capable of objective verification when satisfied. Please revise the disclosure in this clause to allow for objective verification that the condition has been satisfied, such as by quantifying the percentage increase or decrease that will cause this condition to be triggered.

Answer:   The Company has revised the disclosure relating to “any significant decrease or increase in the market price of the shares of our Common Stock” by revising the language to read “any increase in the market price of the shares of our Common Stock by 200% or more.” Please see Item 3 to Amendment No. 3 to the Schedule TO-I.

Perry J. Hindin
July 13, 2009

Forward-Looking Statements, page 24

7.
We note the disclaimer that you do not undertake any obligation to update any forward-looking statements. This disclaimer is inconsistent with your obligations under Rule 13e4(e)(3) to amend the Schedule to reflect a material change in the information previously disclosed. Please revise.

Answer: The Company has revised the disclosure related to forward looking statements.  Please see Item 4 of Amendment No. 3 to the Schedule TO-I.

Miscellaneous, page 25

8.
We note the disclosure in the third sentence of the first paragraph. If this language is intended to apply to holders of warrants located outside the United States, please note that the all-holders provision in Exchange Act Rule 13e-4(f)(8) applies equally to U.S. as well as non-U.S. target holders. Refer to the interpretive guidance in section 11.0.1. of SEC Release 33-8957. Please advise us as to how the Company is complying with the all-holders provision in Rule 13e-4(f)(8), or revise the disclosure here consistent with that rule.

Answer:   The Company does not have any non-U.S. warrant holders.  The Company believes the exchange offer will comply with Exchange Act Rules 13e-4(f)(8)(i) and (ii) with respect to all warrant holders because it is being offered to all holders, and all holders are being offered the same consideration.  Notwithstanding the foregoing, the Company has deleted the language.  Please see Item 5 of Amendment No. 3 to the Schedule TO-I.

Company Acknowledgements

The Company acknowledges that

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States,

Please do not hesitate to call Janie James at 214-953-5849 with any questions or further comments you may have regarding this filing or if you wish to discuss the above response.

Sincerely,

/s/ Paul R. Arena
Paul R. Arena Chief Financial Officer

cc:	Janie E. James, Jackson Walker L.L.P.
Richard F. Dahlson, Jackson Walker L.L.P.